Bennett JonesLLP	4500 Bankers Hall East, 855 - 2nd Street SW Calgary, Alberta, Canada T2P 4K7 Tel: 403.298,3100 Fax: 403.265.7219 www.bennettjones.ca

Tim D. Kerrigan
Direct Line: 403.298.3346
e-mail: kerrigant@bennettjones.ca
Our File No.: 008745.251
Your File No.: 000-32309

4 September 2008

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561
USA

Attention: Ryan Milne, Accounting Branch Chief

Dear Mr, Milne:

Re:	Cable Net, Inc. Form 10KSB for Fiscal Year Ended December 31, 2007 Filed March 26, 2008

Further to your letter dated 17 July 2008 (faxed to our office on 21 July 2008 and faxed to Mr. Frank Marasco on 28 August 2008) and our telephone conversation, please be advised that we intend to have a response to you on Monday, 8 September 2008.

Yours truly,

BENNETT JONES LLP

/s/  Tim D. Kerrigan

Tim D. Kerrigan